

Geoff Yarranton · 3rd

ENGEN BIO

Science Advisor at ENGEN BIO

Burlingame, California, United States · 340 connections ·

Contact info

Experience

Science Advisor
ENGEN BIO
Nov 2015 – Present · 5 yrs 5 mos
San Mateo, California, United States

Research and Development Consultant

CSO and Exec VP R&D
KaloBios Pharmaceuticals
Jan 2004 – Nov 2015 · 11 yrs 11 mos
South San Francisco

Chief Scientific Officer,
Discovery and Development of Engineered Monoclonal Antibodies for Human Therapy

CEO
Celscia Therapeutics
Jan 2003 – Jan 2004 · 1 yr 1 mo

Founder of start-up company

Executive Vice President R&D

CoulterPharmaceuticals

Sep 1998 – May 2001 · 2 yrs 9 mos

Antibody R&D

Skills & endorsements

Biotechnology · 18



Endorsed by **Sarath Kanekal and 7 others who are highly skilled at this**

Biopharmaceuticals · 13



Endorsed by **John Wynne, who is highly skilled at this**

Drug Development · 10



Endorsed by **Sarath Kanekal, who is highly skilled at this**

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